Mail Stop 3561

April 9, 2009

Mr. Bohn H. Crain, Chief Executive Officer
Radiant Logistics, Inc.
1227 120th Avenue NE
Bellevue, Washington 98005

       Re: **Radiant Logistics, Inc.**
                   Form 10-K for the fiscal year ended June 30, 2008
                   Filed September 29, 2008
                   Form 10-Q for the fiscal quarter ended December 31, 2008
                   Filed February 13, 2009
                   File No. 000-50283

Dear Mr. Crain:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19
Results of Operations, page 22
Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007, page 22
Overview, page 22

1.   We note your presentation of adjusted EBITDA. If management believes that a
        credit agreement is a material agreement, that the covenant is a material term of
        the credit agreement and that information about the covenant is material to an
        investor's understanding of the company's financial condition and/or liquidity,
        then you should disclose those facts in addition to your presentation of the
        measure as calculated by the debt covenant in the liquidity section of MD&A.
        You should also discuss the following:

        -       the materiality of the credit agreement and the covenant;
        -       the amount or limit required for compliance with the covenant; and
        -       the actual or reasonably likely effects of compliance or non-compliance
                with the covenant on the company's financial condition and liquidity.

        Discussion of the non-GAAP financial measure for other purposes would not be
        permitted unless otherwise allowable under Item 10(e) of Regulation S-K. Please
        refer to Questions 10 and 14 of "Frequently Asked Questions Regarding the Use
        of Non-GAAP Financial Measures," prepared by Staff Members in the Division
        of Corporation Finance, U.S. Securities and Exchange Commission, dated June
        13, 2003 and revise future filings appropriately.

Executive Compensation, page 33

2.   We refer to footnotes 6 on page 33 and 8 on page 34. Please tell us the nature and
        business purpose of the December 2005 agreement that resulted in the
        amortization of moving expenses over multiple fiscal years. Your response
        should include how you originally accounted for such expenses, the original
        amount of the expenses, why it is appropriate to amortize the expenses, and tell us
        over how many years such amortization will continue. Please include specific
        references to the relevant technical accounting literature which supports your
        conclusions in your response.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

3.   Please refer to the line item "Payment to former shareholders of Airgroup" under
        financing activities in the amount of $500,000 during the fiscal year ended June

30, 2008. Based on your disclosures in note 4 – it appears this payment was part of the cash consideration paid for the acquisition of Airgroup. If so, we are unclear as to why you have classified this payment as a financing activity rather than an investing activity. Please advise and/or revise to properly classify this amount in investing activities in accordance with paragraph 15 of SFAS 95.

Notes to the Consolidated Financial Statements, page F-8
General

4.   We note from page 23 that the company generates domestic and international transportation revenues. We further note that the company is involved in several different revenue streams with the acquisitions of Adcom and Airgroup. Please tell us to what extent you considered the existence of newly acquired operating segments with regards to recent business combinations. Refer to SFAS 131 and advise. Furthermore, notwithstanding the above, please revise future filings to include the disclosures required by paragraphs 36 through 39 of SFAS 131.

Note 2 – Summary of Significant Accounting Policies, page F-9
j) Revenue Recognition and Purchased Transportation Costs, page F-11

5.   According to your revenue recognition footnote, we note that revenue from freight forwarding and export services is recognized at the time freight is tendered to the direct carrier at origin and that direct expenses associated with the cost of transportation are accrued concurrently. We also note that at the time revenue is recognized on a shipment, you record costs related to that shipment based on the estimate of total purchase transportation costs. In this regard, it appears that you may be recognizing revenue in advance of performance and costs prior to being incurred. Further, it is unclear to us how your revenue recognition policy complies with any of the acceptable methods outlined in EITF No. 91-9. Please tell us how your revenue and related expense recognition policy complies with one of the acceptable methods prescribed in EITF No. 91-9 which provides that recognition of freight revenue should occur when shipment has been completed and expenses are incurred. We may have further comment upon receipt of your response.

Note 4 – Acquisitions – Airgroup, page F-13

6.   Reference is made to your disclosure regarding the adjustment of $1.4 million to reduce the estimate of accrued transportation costs resulting in the recognition of $1.4 million in other income. Please explain to us in further detail the nature, facts and circumstances surrounding the adjustment, including why you believe it was appropriate to reduce the estimate during the quarter ended December 31, 2007. As part of your response, tell us the amount that was originally booked and how you calculated or determined the requirement at time of acquisition and as of

December 31, 2007. We may have further comment upon receipt of your response.

Note 6 – Acquisition of assets – Automotive, page F-14

7.   Reference is made to the Asset Purchase Agreement with Mass. It appears that although you refer to the acquisition as an asset purchase, it is actually an acquisition of a business for which you have accounted for under purchase accounting. If so, please revise your notes in future filings to clarify this. If this was not an acquisition of a business, please explain in detail as to the reasons why.

Note 7 – Variable Interest Entity, page F-15

8.   We refer to the following disclosures located in your annual report:
   - The first paragraph on page 39 states that your CEO, Mr. Bohn Crain, has an ownership interest in RLP that entitles him to the majority of profits and distributable cash from RLP.
   - The second paragraph on page 39 states that Airgroup will receive a 40% share of profits and losses from RLP and Radiant Capital will receive 60% of such profits or losses.
   - Note 8 on page F-15 states that Radiant Capital's ownership interest in RLP entitles it to the majority of profits and distributable cash from RLP.

Given the statements included in your Form 10-K, it is unclear to us why the company is the primary beneficiary under FIN46(R) and thereby consolidates RLP. In this regard, please explain to us and revise your notes in future filings to disclose in greater detail, why you believe it is appropriate to consolidate RLP under FIN46(R). As part of your response to us, please provide us with your analysis for determining RLP as a variable interest under FIN46(R). We may have further comment upon receipt of your response.

9.   Assuming consolidation for RLP is appropriate, please clarify for us and in future filings, your accounting treatment for the minority interest and explain why minority interest is presented as an asset on the face of your balance sheet as of June 30, 2008. As part of your response, please tell us how you have considered the guidance prescribed in paragraph 15 of ARB 51. Refer to ARB 51 and please advise us of your accounting treatment.

Note 12 – Contingencies, page F-18

10.   We refer to the disclosure of multiple lawsuits in progress on page 17. Please revise your notes in future filings to disclose your legal proceedings and amounts, if any, you have accrued in your financial statements for these contingencies

under SFAS 5. If you have not accrued any amounts, please explain why. In future filings, please revise your disclosures to include the damages sought in each case, if known.

Note 16 – Valuation and Qualifying Accounts, page F-23

11.   We note that the company had large write-offs and charges to expense for the allowance for doubtful accounts during your fiscal year ended June 30, 2008. Please tell us, and revise future filings to disclose the underlying reason(s) for the significant charges and write-offs.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2008

General

12.   Please address our comments on the company's annual report on Form 10-K, in future quarterly reports on Form 10-Q, where applicable.

Condensed Consolidated Balance Sheets, page 3

13.   We note the line item "Due to former Adcom Shareholder." It appears this amount represents the present value of possible earn out payments detailed on page 35. We further note on page 34 that certain amounts are under dispute with Mr. Friedman, the former Adcom shareholder and that the company has fully reserved for these amounts. Please clarify for us an in the notes to your financial statements whether the amounts fully reserved represent the balance sheet line item "due to former Adcom shareholder" or if other amounts are in dispute. Furthermore, please disclose the nature of the dispute and amounts accrued under SFAS 5.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 23
Basis for presentation, page 23

14.   You indicate that the results of operations is presented utilizing a combination of historical and where applicable, pro forma information. We also see that your discussion of changes in historical results of operations is supplemented by a discussion of changes in pro forma results of operations. We believe you should also provide a table with the historical operating results of the company the business acquired prior to the date of combination alongside your pro forma results as it provides the reader with a better understanding of how your pro forma results were derived. Further, please tell us, and revise future filings to disclose,

how the pro forma financial data is derived. Specifically, you should clearly disclose the differences between the historical and pro forma amounts and clarify the Adcom acquisition is the only transaction reflected in such pro forma results. Please advise and revise future filings appropriately.

Supplemental Pro Forma Information, page 26

15.   Reference is made to the financial information presented in the table on page 27. Although you state that the table compares certain pro forma and unaudited condensed consolidated statements of income data, it appears that the financial results for the three months ended December 31, 2008 are the company's actual results. In this regard, please revise future filings to clearly indicate whether the amounts represent actual versus pro forma financial data. Each column should be clearly labeled whether the financial information is derived from pro forma or as reported data.

Periodic Report on Form 8-K filed November 5, 2008

Unaudited Pro Forma Condensed Consolidated Statement of Operations

16.   It appears the pro forma financial statements were prepared based on the year-end of Radiant Logistics. In this regard, please clarify for us and disclose in future filings, where appropriate, how the fiscal year ended June 30, 2008 historical information of Adcom was derived.

17.   We note several adjustments to the unaudited pro forma condensed consolidated statement of operations that require calculations. For example, adjustments c) and d) reflecting amortization and taxes. In all future filings, pro forma adjustments should be presented in a sufficient level of detail to enable the reader to understand how the amounts were calculated or determined

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Bohn H. Crain, CEO
Radiant Logistics, Inc.
April 9, 2009
Page 7

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief